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                              October 2, 2023

       John Morris
       Chief Executive Officer
       Repay Holdings Corporation
       3 West Paces Ferry Road, Suite 200
       Atlanta, GA 30305

                                                        Re: Repay Holdings
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-38531

       Dear John Morris:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.



       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 45

   1.                                                   We note that you adjust
for    Other non-recurring charges    in calculating your adjusted
                                                        EBITDA and adjusted net
income, which include    one-time settlement payments to
                                                        certain clients and
partners    and    non-recurring performance incentives to employees.
                                                        Please tell us the
nature and the amounts of these adjustments and explain in further detail why you believe it is
appropriate to eliminate these amounts in determining adjusted
                                                        EBITDA and adjusted net
income.
   2. Please tell us how you determined that removing the effects of non-cash rent expense in arriving at adjusted
EBITDA and adjusted net income does not substitute individually-
                                                        tailored recognition
and measurement methods for GAAP and tell us the amount of such item included in the
adjustment for "other non-recurring charges" during each period presented.
Alternatively, confirm that you will no longer include this adjustment. Refer to
 John Morris
Repay Holdings Corporation
October 2, 2023
Page 2
         Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 if you
have any questions.



FirstName LastNameJohn Morris                             Sincerely,
Comapany NameRepay Holdings Corporation
                                                          Division of
Corporation Finance
October 2, 2023 Page 2                                    Office of Trade &
Services
FirstName LastName